# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Business Travel Group, Inc., CIK 0001820872
CUSIP: 37890B100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 666 Third Avenue, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/31/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-22-067106
Filed by CIK 0001566491
Persons authorized to receive notices and communications: Erin E. Martin, Esq., 1111 Pennsylvania Avenue NW, Washington, District Of Columbia (DC), 20004, (202) 739-3000

## Reporting persons
- Apollo Principal Holdings A GP, Ltd. (CIK 0001566491): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 22,884,991; sole dispositive power 0; shared dispositive power 22,884,991; aggregate amount beneficially owned 22,884,991 (4.4% of the class)
  Comment: On September 30, 2024, Apollo Principal Holdings III GP, Ltd. changed its name to Apollo Principal Holdings A GP, Ltd.
- APSG Sponsor, L.P. (CIK 0001826037): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 22,884,991; sole dispositive power 0; shared dispositive power 22,884,991; aggregate amount beneficially owned 22,884,991 (4.4% of the class)
- AP Caps II Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 22,884,991; sole dispositive power 0; shared dispositive power 22,884,991; aggregate amount beneficially owned 22,884,991 (4.4% of the class)
- Apollo Principal Holdings A, L.P. (CIK 0001566433): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 22,884,991; sole dispositive power 0; shared dispositive power 22,884,991; aggregate amount beneficially owned 22,884,991 (4.4% of the class)
  Comment: On September 30, 2024, Apollo Principal Holdings III, L.P. changed its name to Apollo Principal Holdings A, L.P.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Global Business Travel Group, Inc.
Address of issuer's principal executive offices: 666 Third Avenue, New York, New York (NY), 10017
Comment:
The information in this Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D (the "Original Schedule 13D," and, as amended, the "Schedule 13D") filed with the U.S. Securities and Exchange Commission by the Reporting Persons therein described on June 1, 2022, relating to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Global Business Travel Group, Inc. (the "Company" or the "Issuer"), as amended by Amendment No. 1 thereto filed on September 12, 2022 ("Amendment No. 1") and Amendment No. 2 thereto filed on October 13, 2022 ("Amendment No. 2").

Except as set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein without definition have the meanings assigned thereto in the Original Schedule 13D, Amendment No. 1, or Amendment No. 2.

This Amendment is being filed solely to reflect the change in the Reporting Persons' beneficial ownership since Amendment No. 2. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D is filed jointly by (i) APSG Sponsor, L.P. (the "Sponsor"); (ii) AP Caps II Holdings GP, LLC ("Holdings GP"); (iii) Apollo Principal Holdings A, L.P. ("Principal Holdings A"); and (iv) Apollo Principal Holdings A GP, Ltd. ("Principal Holdings A GP"). The foregoing are referred to herein collectively as the "Reporting Persons."

The shares of Class A Common Stock reported as beneficially owned are held of record by the Sponsor. Holdings GP is the general partner of the Sponsor. Principal Holdings A is the sole member of Holdings GP. Principal Holdings A GP serves as the general partner of Principal Holdings A. Marc Rowan, Scott Kleinman and James Zelter are the directors of Principal Holdings A GP, and as such may be deemed to have voting and dispositive control of the Class A Common Stock held of record by the Sponsor.
Residence or business address: The address of the principal office of each of the Sponsor, Holdings GP, and Principal Holdings A GP is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of each of Principal Holdings A and Messrs. Rowan, Kleinman and Zelter is 9 West 57th Street, 41st Floor, New York, New York 10019.
Present principal occupation or employment: Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Principal Holdings A GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
Criminal convictions in the last five years: None of the Reporting Persons, nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is an exempted limited partnerships registered in the Cayman Islands. Holdings GP is an exempted company registered in the Cayman Islands with limited liability. Principal Holdings A is a Delaware limited partnership. Principal Holdings A GP is an exempted company registered in the Cayman Islands. Messrs. Rowan, Kleinman and Zelter are each a U.S. citizen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5(a) by reference. The aggregate beneficial ownership of the Class A common shares held by the Reporting Persons is as follows:

Sole Voting Power 0
Shared Voting Power 22,884,991
Sole Dispositive Power 0
Shared Dispositive Power 22,884,991

The Reporting Persons' aggregate beneficial ownership percentage of the total amount of Class A Common Stock outstanding is 4.4%, based on a total of 523,526,133 shares of Class A Common Stock issued and outstanding as of November 6, 2025, as disclosed in the Issuer's Form 10-Q filed on November 10, 2025. The Reporting Persons' aggregate beneficial ownership percentage of the total amount of Class A Common Stock fell below 5% following the Company's issuance of additional shares of Class A Common Stock in connection with the Company's acquisition of CWT Holdings, LLC.

Holdings GP, Principal Holdings A, and Principal Holdings A GP, and Messrs. Marc Rowan, Scott Kleinman and James Zelter, the directors of Principal Holdings A GP, each disclaim beneficial ownership of all the shares of Class A Common Stock included in this report, except to the extent of any pecuniary interest therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5(b) by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of the Class I common shares during the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Apollo Principal Holdings A GP, Ltd.: /s/ James Elworth, James Elworth, Vice President (02/20/2026)
- APSG Sponsor, L.P.: AP Caps II Holdings GP, LLC, General Partner (02/20/2026)
- APSG Sponsor, L.P.: Apollo Principal Holdings A, L.P., Managing Member (02/20/2026)
- APSG Sponsor, L.P.: Apollo Principal Holdings A GP, Ltd., General Partner (02/20/2026)
- APSG Sponsor, L.P.: /s/ James Elworth, James Elworth, Vice President (02/20/2026)
- AP Caps II Holdings GP, LLC: Apollo Principal Holdings A, L.P., Managing Member (02/20/2026)
- AP Caps II Holdings GP, LLC: Apollo Principal Holdings A GP, Ltd., General Partner (02/20/2026)
- AP Caps II Holdings GP, LLC: /s/ James Elworth, James Elworth, Vice President (02/20/2026)
- Apollo Principal Holdings A, L.P.: Apollo Principal Holdings A GP, Ltd., General Partner (02/20/2026)
- Apollo Principal Holdings A, L.P.: /s/ James Elworth, James Elworth, Vice President (02/20/2026)